September 14, 2021TSX: SAM

Starcore Reports Q1 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) reports the results for the first quarter ended July 31, 2021 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed later today on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“We have steadily built our cash back to $5 million with a strong working capital position,” reported Robert Eadie, CEO and President of the Company. “We are now deploying this cash to further acquire and explore new properties as well as expand exploration at the San Martin mine.”

Financial Highlights for the three-month period ended July 31, 2021 (unaudited):

•	Cash and short-term investments on hand is $4.9 million at July 31, 2021;
•	Gold and silver sales of $6.2 million;
•	Earnings from mining operations of $1.6 million;
•	Net Income of $0.94 million, or $0.02 per share;
•	EBITDA(1) of $1.9 million;

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the quarters ended July 31, 2021 and 2020:

(in thousands of Canadian dollars) (unaudited)	Quarter ended July 31,
	2021	2020
Revenues	$6,161	$8,090
Cost of Sales	(4,597)	(5,164)
Earnings from mining operations	1,564	2,926
Administrative Expenses, interest and foreign exchange	(510)	(1,316)
Loss on exploration property	(39)	-
Income tax (expense) recovery	(80)	53
Net income	$935	$1,663
(i) Income (loss) per share – basic	$0.02	$0.03
(ii) Income (loss) per share – diluted	$0.02	$0.03

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

Reconciliation of Net income to EBITDA(1)
For the three months ended July 31,	2021	2020
Net Income (Loss)	$ 935	$1,663
Loss on sale of exploration property	39	-
Income tax expense (recovery)	80	(53)
Interest	44	66
Depreciation and depletion	781	1,063
EBITDA	$1,879	$2,739
EBITDA MARGIN(2)	30.5%	33.9%

(1)

EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

(2)

EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three-month period ended July 31, 2021:

•	Equivalent gold production of 2,985 ounces;
•	Mine operating cash cost of US$1,177/EqOz;
•	All-in sustaining costs of US$1,387/EqOz;

The following table is a summary of mine production statistics for the San Martin mine for the periods ended July 31, 2021 and 2020 and for the previous year ended April 30, 2021:

		Actual Results for
	Unit of measure	3 months ended July 31, 2021	3 months ended July 31, 2020	12 months ended April 30, 2021
Mine Production of Gold in Dore	thousand ounces	2.6	2.9	10.5
Mine Production of Silver in Dore	thousand ounces	19.8	32.5	103.4
Gold equivalent ounces	thousand ounces	2.9	3.3	11.8

Silver to Gold equivalency ratio		68.1	97.2	78.3
Mine Gold grade	grams/tonne	1.64	1.70	1.63
Mine Silver grade	grams/tonne	20.9	29.2	24.7
Mine Gold recovery	percent	88.3%	88.8%	88.4%
Mine Silver recovery	percent	52.1%	56.5%	57.0%
Milled	thousands of tonnes	56.3	59.1	225.5
Mine operating cash cost per tonne milled	US dollars	61	51	55
Mine operating cash cost per equivalent ounce	US dollars	1,177	929	1,056

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

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ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

GARY ARCA	EVAN EADIE

Telephone: (604) 602-4935 Investor Relations

Telephone:  (604) 602-4935 x 203

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.